SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
CNPJ [National Roll of Legal Entities] nº 01.832.635/0001-18
NIRE nº 35.300.150.007
Authorized Open Capital Company – CVM no. 16390
MINUTES OF GENERAL ANNUAL MEETING
HELD ON APRIL 30, 2010

I) Date, Time and Place At the headquarters at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo, at 10h30 am (tem thirty am.), on April 30, 2010.

II) Call Notice: Published at the Official Gazette of the State of São Paulo issues from April 15, 16 and 17, 2010 and Valor Economico newspaper, issues from April 15, 16 and 19, 2010.

III) Financial Statements and Other Documents under the provisions of Article 133 of Law no. 6.404/76: Published at the Official Gazette of the State of São Paulo and Valor Economico newspaper, edition of days March 31, 2010.

IV) Works Management: Ana Paula Rodrigues Matsuda (the representative of TAM – Empreendimentos e Participações S.A. stockholder and Agropecuária da Nova Fronteira Limitada stockholder); Fabiana Vilhena Venditti – Secretary comprising the board.

V) Holding: President declared the meeting opened as attended by the stockholders representing 89.42% the voting capital according to the Stockholders Presence Book. Luciano Jorge Moreira Sampaio Júnior, representative of the public accountants, PricewaterhouseCoopers Auditores Independentes and President Director, Financial and Relations with Investors Mr. Líbano Miranda Barroso.

VI) Agenda of the Day: (a) take the administrators account, examine, discuss and vote the administration report, financial statements and opinion of the public accountants related to the corporate year ended on December 31, 2009; (b) decide on the destination of the income of the corporate year concluded on December 31, 2009 and the dividends distribution and the interests on capital; (c) elect the members of the Administration Council by complying with the minimum percentage of 20% (twenty percent) of independent councilors according to the of the Regulation on differentiated corporate governance practices – Level 2 of the Stock Exchange of São Paulo –BOVESPA; and )d) Establish the compensation of the Administration Council for the year starting on January 1, 2010.

VI) Decisions: By the majority of the attending stockholders entitled to vote:

(a). After all submitted documents were examined and all requested explanations were rendered, the Administration Report, Financial Statement and the Opinion of the Public Accountants were approved without exceptions by the public accountant company and the Administration Council related to the corporate year ended on 12.31.2009.

(b). The net profit of the year ended on December 31, 2009 was determined on R$1,342,531,029.07 (one billion three hundred forty-two million five hundred thirty-one thousand twenty-nine reais seven cents) and the following destination was approved according to the administration proposal: (i) R$ 233,386,211.67 (two hundred thirty-three million three hundred eighty-six thousand two hundred eleven reais sixty seven cents) net of withholding income tax for the dividends distribution as follows: a) distribution of income on capital on the total amount of R$21,664,118.74 (twenty one million six hundred sixty-four thousand one hundred eighteen reais seventy-four cents) corresponding to R$0.14425167606 per stock, net of withholding income tax, except for the stockholders evidently exempted or immune, and the gross amount corresponding to R$ 24,997,933.05 (twenty-four million nine hundred ninety-seven thousand nine hundred thirty-three reais five cents) representing R$ 0.16645005429 per stocks, ratifying the decisions of the Administration council that has approved the Company’s Board of Directors regarding the credit from interests on capital, for the period from 01/01/2009 up to 10/31/2009 in the total amount above-mentioned duly paid on January 28, 2010; and b) the dividends distribution complementing the interests on capital, the accrued profits account for R$ 211,722,092.93 (two hundred eleven million seven hundred twenty-two thousand ninety-two reais ninety-three cents) corresponding to R$ 1.4097627108 per stock, the Company’s stocks are negotiated ex-dividendo in the São Paulo Stock Exchange (BOVESPA) from May 4, 2010, inclusively. The approved complementary dividends shall be paid on May 14, 2010 without any additional compensation. (ii) R$ 49,133,939.30 (forty-nine million one hundred thirty-three thousand nine hundred thirty-nine reais thirty cents) for the legal reserve establishment. (iii) R$ 696,824,820.69 (six hundred ninety-six million eight hundred twenty-four thousand eight hundred twenty reais sixty-nine cents) for the profits retention reserve; and according to the approved capital budget, this is essential for the capital investment and working capital all according to the decisions made on the Administration Council held on March 26, 2010.

(c). Subsequently, the Administration Council members were elected, and the following people were elected as appointed by the holding stockholder TAM - Empreendimentos e Participações S/A: Mrs. MARIA CLÁUDIA OLIVEIRA AMARO, Brazilian, divorced, entrepreneur, holder of identity card RG n. 12.238.200 -6 and enrolled with CPF/MF under n. 113.879.198 -90, and address at Rua Monsenhor Antonio Pepe, 397, São Paulo/SP, as President of the Administration, Council, Mr. MAURÍCIO ROLIM AMARO, Brazilian, divorced, entrepreneur, holder of identity card RG n. 12.238.201 -8 SSP/SP and enrolled with CPF/MF under n. 269.303.758 -10, and business address at Rua Monsenhor Antonio Pepe, 397, São Paulo/SP, as Vice-President of the Administraiton Council. And as councillors Mrs. NOEMY ALMEIDA OLIVEIRA AMARO, Brazilian, widow, entrepreneur, holder of identity card RG no. 3.990.008 SSP/SP and CPF no. 992.115.058 -87, and office at Av. Monsenhor Antônio Pepe, no. 397, São Paulo/SP, Messrs. MARCO ANTONIO BOLOGNA, Brazilian, judicially separated, engineer, holder of identity card RG nº 6.391.996 SSP/SP and CPF nº 685.283.378 -04, and business address at Avenida Jurandir, 856 – São Paulo/SP, ANDRÉ SANTOS ESTEVES, Brazilian, married, system analyst, holder of RG n° 07.767.022 -2, issued by IFP/RJ, and enrolled with CPF/MF under n° 857.454.487 -68, and business address in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3729, 9º andar, CEP 01448-000, and the independent councilors Mr. WALDEMAR VERDI JÚNIOR, Brazilian, married, entrepreneur, holder of identity card RG n. 3.226.381 -8 SSP/SP an enrolled with CPF/MF under 056.374.498 -72, and business address at at avenida Brigadeiro Faria Lima, 2277, 15º andar, Cjto. 1502, São Paulo/SP; ALEXANDRE GONÇALVES SILVA, Brazilian, married, mechanical engineer, holder of identity card RG n. 39.565.565 -1 SSP/RJ and enrolled with CPF/MF under n. 022.153.817 -87, and home address at Rua Jacques Feliz, n. 226, apto. 51, Vila Nova Conceição, São Paulo/SP and EMILIO ROMANO, Mexican, married, lawyer, Mexico passport nº 08864053404, and home address at 20165 NE 39 Place Apt. 303 - Aventura Fl 33180 USA. The elected councilor shall have the unified term-of-office of 01 (one) year ending on April 30.2011. The Councilors herein appointed represent they have incurred no crime preventing them to perform the mercantile activity or disqualified thereto under the provisions of law. The Councilors investiture shall be on this date upon the signature on (i) the respective Investiture Instrument in the proper book, and (ii) the Administration Consent Instrument as required by the Differentiated Practices Regulation of the Corporative Governance – Level 2, of the Stocks Exchange of São Paulo – BOVESPA.

(d)The compensation of the councilors and secretary (representative of Turci Advogados Associados) of the Administration Council was approved as follows: (I) (a) R$20,000.00 (Twenty thousand reais) compensation per month for the Administration Council President; (b) R$ 18,000.00 (eighteen thousand reais) compensation per month for the Vice President of the Administration Council;(c) 18,000.00 (eighteen thousand reais) compensation per month for the Administration Council members to take part in 02 (two) committees of the Administration Council; (d) 12,000.00 (twelve thousand reais) compensation per month for in the Administration Council member taking party in 01 (one) committee of the Administration Council; (e) R$ 6,000.00(six thousand reais) compensation per months for the Administration Council members which do not take part in Administration Council; and (f) R$ 6,000.00(six thousand reais) compensation per months for the secretary of the Administration Council. To all indicated above the air ticket quota (round trip) for each civil year, without cumulative nature and entitled to booking and informing beneficiaries and complying with the following conditions: 1) international tickets (except South America): 06 (six) first class ticket or 08 (eight) business class ticket or 16 (sixteen) economy class ticket. 2) domestic tickets and South America sections: 16 (sixteen); 3) in addition to the above-mentioned quota, the right to acquire the tickets in any section with 70% (seventy-percent discount on the “flex” rate.

FINAL STATEMENTS: The drawn-up of these minutes in summary was established as provided under the first paragraph of the article 130 of Law no. 6.404/76.

CLOSING: Nothing else to be discussed as no one took the floor, the works were closed and these minutes were drawn-up which was read and approved and signed by the presents. São Paulo, April 30, 2010. (signed) Ana Paula Rodrigues Matsuda – board President; Fabiana Vilhena Venditti – Secretary; Luciano Jorge Moreira Sampaio Júnior – representative of the public accountants PricewaterhouseCoopers Auditores Independentes; Líbano Miranda Barroso – President Director , Financial and Relations with Investors. Stockholders: Ana Paula Rodrigues Matsuda, representing the stockholders TAM – Empreendimentos e Participações S/A and Agropecuária Nova Fronteira Ltda. anhd José Ricardo da Silva Martins, representing the stockholders. TAM – Empreendimentos e Participações S/A e Agropecuária Nova Fronteira Ltda. e José Ricardo da Silva Martins, representando os acionistas NORGES BANK, VANGUARD INVESTMENT SERIES PLC, T ROWE PRICE INT FUNDS: T ROWE PRICE LATIN AMERICA, T ROWE PRICE FUNDS SICAV, THE BOEING COMPANY EMPLOYEE RET PLANS MASTER TRUST, VANGUARD TOTAL INTL ST INDEX FUND, A SERIES OF VANG STAR FUNDS, AUSTRALIAN REWARD INVESTMENT ALLIANCE, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ACADIAN EMERGING MARKETS EQUITY FUND, AT&T UNION WELFARE BENEFIT TRUST, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, COLLEGE RETIREMENT EQUITIES FUND, EATON VANCE STRUCTURED EMERGING MARKETS FUND, EATON VANCE TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS INDEX NON-LEANDABLE FUND B, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND, GLOBAL EMERGING MARKETS EQUITY FUND, IBM SAVINGS PLAN, ILLINOIS STATE BOARD OF INVESTMENT, ISHARES MSCI BRASIL (FREE) INDEX FUND, ISHARES MSCI BRIC INDEX FUND, JONH HANCOCK FUNDS II: INTERNACIONAL EQUITY INDEX FUND, JONH HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B, LEGG MASON EMERGING MARKET TRUST (AUSTRALIA), LEGG MASON GLOBAL FUNDS FCP (LUXEMBOURG) MICROSOFT GLOBAL FINANCE, MUNICIPAL EMPLOYEES ANNUITY AND BENEFIT FUND OF CHICAGO, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND, NORTHERN TRUST QUANTITATIVE FUND PLC, PENSIONSKASSERNES ADMINISTRATION A/S, RAILWAYS PENSION TRUSTEE COMPANY LIMITED, SCOTIA LATIN AMERICAN GROWTH FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, TEACHER RETIREMENT SYSTEM OF TEXAS, THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM, THE BRAZIL VALUE AND GROWTH FUND, THE FUTURE FUND BOARD OF GUARDIANS, THE MASTER TRUST BANK OF JAPAN LTD RE MTBC400035147, THE PUBLIC EDUCATION EMPLOYEEE RETIREMENT SYSTEM OF MISSOURI, THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI, UAW RETIREE MEDICAL BENEFITS TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL WORD EX-US I FUND, A SER OF VAN INTER EQUITY I FUNDS, VANGUARD TOTAL WORLD STOCK I FUND, A SER OF VAN INTERN EQUITY I FUNDS, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, WILMINGTON INTERNATIONAL EQUITY FUND SELECT, L.P. WILMINGTON MULTI-MANAGER INTERNATIONAL FUND, WUT48. Cópia fiel da ata lavrada em livro próprio.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.